Filed Pursuant to Rule 433
Registration No. 333-198444
January 12, 2015

BROOKFIELD ASSET MANAGEMENT INC.

$500,000,000 4.000% NOTES DUE 2025

PRICING TERM SHEET

January 12, 2015

Issuer:	Brookfield Asset Management Inc.

Security:	4.000% Senior Unsecured Notes due January 15, 2025

Ratings:	Baa2 stable (Moody’s Investors Service, Inc.) A- stable (Standard & Poor’s Ratings Services) BBB stable (Fitch Ratings Inc.) A (low) stable (DBRS Limited)

Size:	US$500,000,000

Trade Date:	January 12, 2015

Expected Settlement Date:	January 15, 2015 (T+3)

Maturity Date:	January 15, 2025

Coupon:	4.000%

Interest Payment Dates:	July 15 and January 15, commencing July 15, 2015

Price to Public:	100%

Benchmark Treasury:	UST 2.250% due November 15, 2024

Benchmark Treasury Yield:	1.914%

Spread to Benchmark Treasury:	+ 208.6 bps

Yield:	4.000%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control put @ 101% Negative pledge Limitation on restricted payments Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to October 15, 2024, treasury rate plus 35 bps

Par Call:	At any time on or after October 15, 2024, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:

The issuer intends to use the net proceeds from this offering for general corporate purposes. Until such time as the net proceeds are used for general corporate purposes, the net proceeds may temporarily be used to reduce short term borrowings

CUSIP/ISIN:	112585 AH7 / US112585AH72

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC

Co-Managers:	Banco Bradesco BBI S.A. BNP Paribas Securities Corp. Itau BBA USA Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or Credit Suisse Securities (USA) LLC at 1-800-221-1037.